

TABLE OF CONTENTS

I. OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companiesmust provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

(A) The Company

Name of Company	Synergy Health Network Incorporated
State of Organization	Delaware
Date of Formation	11/12/2021
Entity Type	Corporation
Street Address	1990 Main Street, Suite 750, Sarasota, Florida 34236
Website Address	https://www.synergyhealthdpc.com/

ELIGIBILITY

Check this box to certify that all of the following statements are true for the issuer:

✓ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

✓ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

✓ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

✓ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question-and-Answer format).

✓ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

✓ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

(B) Directors and Officers of the Company

Name	Position held with our Company	Date First Elected or Appointed	Previous position held with issuer
Joseph Dunhill	Chief Investment Officer and Director	January 2, 2022	Consultant July 15, 2021- December 31, 2021
Brian Weinstein	Chairman and Chief Clinical Officer	January 1, 2022	Managing Member November 16, 2020-December 31, 2021
Dan Dembicki	President, Chief Executive Officer and Director	January 2, 2022	Consultant July 15, 2021- December 31, 2021
Elizabeth Klein	Chief Operations Officer	January 1, 2022	Office Manager November 16, 2020- December 31, 2021

(C) Principal Security Holders

The table below provides the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% Of Voting Power Prior to Offering
Brian Weinstein	8,500,000 Common Stock	89.7%

(D) Business Summary

History and Overview:

Synergy Health Network LLC, an Illinois limited liability company ("Synergy" or the "Company") was formed in November of 2020. On, November 12, 2021 the Company converted to be a Delaware corporation.

Brian Weinstein started Synergy by applying his medical credentials as an advanced practice nurse (APN) and registered nurse (RN), to addressing the needs of people suffering from COVID-19, throughout the United States. Using only social media as his advertising medium, Brian found himself overwhelmed with business and began scaling up the business fulfilling the demand for helping the ballooning number of people seeking his help.

Then Brian had an epiphany:
1. Develop a line of bundled remedies and sell them as standalone individual products.
2. Sell his required medical due diligence as a separate consultation.
3. Sell subscriptions that bundle products with medical consulting at an attractive price.
4. Use the present frustrating long wait times and high administrative friction for people to see their doctor for routine actions, to his benefit, by offering almost immediate, real-time solution to their needs.

Making a profit from inception, Brian built a team of "C-Level" business professionals who successfully grew the business while preserving and promoting the entrepreneurial spirit of disruption. Brian and his team found themselves in the "hot" space called Telemedicine. Unlike other telemedicine companies that burn through investors' money hoping to make a profit, Synergy has been profitable from inception.

Synergy Health Network Inc., a Delaware corporation, headquartered in 1990 Main Street, Suite 750 Sarasota, Florida 34236, with founder and Chairman of the company, Brian Weinstein heading our Skokie, Illinois office.

The Problem that we Synergy Health Network Incorporated (SHNI) seeks to solve:



According to the CDC, 138 million visits to the Emergency Department in 2017
Only 11% admitted to hospital

$935 billion dollars of waste (25% of total health care spending)
$135 B from failure of care delivery

The average American household spends $5,000 on healthcare annually.
Cost of an ED visit is between $2,000-$3,000 per patient.

1. Out of 138,000,000 visits to the Emergency Department (ED) only 11% admitted to hospitals- leaving 89% that are not admitted who are returned to a frustrating circle of other healthcare providers who are inefficient in helping them:

    Synergy Healthcare Network Inc. fills the 89% gap of people not admitted to hospitals by providing Direct Primary Care services that offers on demand access to a care team. Except for emergency trauma treatment, we eliminate the antiquated scheduling and procedural stress suffered by sick people at brick-and mortar buildings.

2. $135 Billion wasted from failure of care delivery:

    Synergy succeeds minimizing the time and money spent on care delivery by incorporating the use of technology with licensed professionals. Our Remote Care Management plan is a way for your physician to monitor your vitals (including blood pressure, temperature, oxygen levels, etc.) away from the doctor's office. You will be equipped with easy-to-use devices that you can use from home. Your providers and care team will be receiving real-time information about your health.

3. Cost of ED visit is between $2,000- $3,000 per patient:

Synergy offers one-time visits starting from $150.

The Synergy Health Visit



The Visit

Medical Professional Notified of Appointment via Email

MD Joins Virtual Appointment via Synergy Health Network Portal; Patient on Left, Secure Health Record and Physician Notes on Right





At home diagonostice hardware supplied by us through our vendor relationships:

 At-Home Diagnostics

| Patient Scans Herself | Doctor Provides Supervision and Views Data Remotely | Doctor Schedules Follow-up Appointment |

  

Synergy Health Network application:


The Application
RD, Patient Mobile App
RD, Patient Web App
At-Home Diagnostics
AI pre-consultation assessment
EHR Integration
Diagnostic device reports and analysis
Advanced analytics
RD, Doctor Mobile App, for consultations from anywhere
RD, Doctor Web App

Through February 2022, we have facilitated 52,976 visits with a medical professional and have more than 20,000 plan subscribers.

PLANS THAT WE OFFER & PRICING STRUCTURE

Plans for Covid Care consists of: Rapid Consult, Sick Consult, Carepass, Well Visit and Long-Haul Membership.

- Rapid Consult ($500 one-time payment) - For patients who need to be seen in less than 24 hours. Prescriptions will be sent to your local pharmacy, or we will submit an order for them to be sent directly to your home. Optional add-on oxygen order is available if needed. All patients coming out of the hospital must choose this visit before benefiting from our other services.

- Sick Consult ($250 one-time payment) - For patients who are sick or have been exposed and need to be seen sooner than our well patients.

- Carepass ($500 - $700 one-time payment) - If you are experiencing Covid symptoms, we offer Care Passes which include unlimited visits. We can place an order for all necessary medical equipment including the pulse ox, nebulizer and oxygen.

- Well Visit ($150 one-time payment) - A wellness visit with our team to go over our most up-to-date protocols. For patients that want to continue they can register for one of our membership plans.

- Telehealth Membership - ($79 Monthly payment for 12-month subscription)

- Long Haul Membership ($99 per month) - If you have recovered from a past Covid infection and are currently experiencing post covid syndrome (Long Haul Covid), we offer a low-cost option to help you manage your symptoms with the goal of a full recovery. We take a functional medical approach to the treatment of symptoms through the utilization of pharmaceuticals, nutraceuticals, diet and lifestyle changes. We have two different levels of care for Post Covid Syndrome: each start with an initial visit. Should a higher level of care be necessary, the initial visit charge is applied to the monthly plan.

- Express Visit ($79 per month) - A new and exciting telehealth service that conveniently allows you quick access to the immediate care you need for commonly treated conditions. Save a costly trip to the urgent care and get prescriptions sent to your pharmacy of choice. The following conditions are covered: Seasonal allergies, rashes, pink eye, sinus infections, stomach bugs, UTI, bladder infections, Diarrhea, insect bites, earache, and shingles.

- Remote Care Management (prices to be determined) – Remote Care Management is a way for your physician to monitor your vitals (including blood pressure, temperature, oxygen levels, etc.) away from the doctor's office. You will be equipped with easy-to-use devices that you can use from home. Your providers and care team will be receiving real-time information about your health. They will be alerted anytime anything is off, so action can be taken immediately for your health. Your caregiver will provide you with equipment to monitor your health, such as blood pressure cuff, pulse oximeter, weight scale, or thermometer. You may receive a tablet, or you can download an application on your phone to track your health.

Plans for Men's Health consist of: Steel Membership, Titanium Membership and Platinum Membership

- Steel membership ($150 per month) - Includes: Confidential consultation and prescription, 5-7.5 daily dose of Tadalafil/Cialis, 30-day supply, hassle-free shipping, choice of our custom-made sublinguals or tablets,

continued effectiveness for prostate health and Erectile Disfunction (ED), unlimited access to 24/7 online support staff.

- <u>Titanium membership</u> ($169 per month) - Includes: confidential consultation and prescription, 20mb Tadalafil/Cialis for situational use, 30-day supply, hassle free shipping, choice of custom-made sublinguals or tablets, unlimited access to 24/7 online support staff.

- <u>Platinum membership</u> ($250 per month) - Includes: initial consultation and custom treatment plan to determine dosage, combination of sildenafil/Viagra 50mb-100mg and Tadalafil/Cialis 12.5mg-18mg, 30-day supply, hassle free discreet shipping, custom made sublinguals, unlimited access to 24/7 online support staff.

- <u>Dementia at home</u> ($300 per month)

- <u>School Health Service</u> (custom quote)

- <u>Fibromyalgia at home</u> ($150 per month)

- <u>Women's Health</u> (coming soon)

- <u>*Employer plans</u> (custom quote)

How we acquire patients:



Patient Acquisition
Current: Measure CAC
Growth: Scale & utilize PR
Maturity: Larger partners, scale spend
Viral Referral Program- Incentivize More Referrals
Social Media
• Lookalike audiences
PR - Articles, Video and shared teleconferences with pendants
Scale Paid Channels
• - SEM
- Search
- Display
- YouTube (Video)
Referrals
• Current subscribers
• Leveraged acute care needs
Content Partnerships
• Nutraceutical suppliers
• Rx formulators
• Holistic MD organizations
Distribution partners
• Small company health plans
• Insurance providers
• PEO & employee leasing companies
SEO (Google Local)
SEM - Google

Patient Acquisition cost:



Potential New Markets



Team Members



Brian Weinstein: Founder and Chief Clinical Officer and Chairman of the Board
Brian graduated from North Park University in Chicago, Illinois in 2008 with a Master of Science (MS) to become an Adult Nurse Practitioner. Brian gained experience as a medical professional by first working as a Registered Nurse for the Rehabilitation Institute of Chicago and then as a Chief Nurse Practitioner for Home Bound Health Care where he was responsible for providing clinical leadership, fostering superior quality patient care, expansion and contributing to the recruitment and retention of clinical staff. Brian also worked as Nurse Practitioner for Apollo Health in Chicago, Illinois from 2013 to 2017, where he expanded operations to four locations and provided general oversight to all departments by managing day-to-day operations and streamlined processes to ensure that the organization ran efficiently. Brian formed Synergy Health Network LLC in November of 2020 to address the needs of people suffering from COVID-19, throughout the United States. Brian then evolved his company into Synergy Health Care Network Inc. in order to serve a wider audience.



DAN DEMBICKI Chief Executive Officer
BS, MA Tactical practitioner of turn-a-round strategies. Six-Sigma style approach to achieving goals in multiple business sectors. For nearly thirty years he launched and managed a consulting practice engaged by venture capital firms to enhance their portfolio investments in the areas of strategy, operations and sales.



JOSEPH DUNHILL Chief Investment Officer
Educated at Harvard Business School focusing on Capitalization; Restructuring; Valuation and Synthetic Financial Instruments. Board Member of Harvard Club of the North Shore (MA). Harvard Business School Alumni Association of Boston. Harvard University Polo Member & Sponsor. Responsible for quantifying and monitoring the value of company operations, alliances, and strategies. Previously held positions with Charles Schwab and Company; Dean Witter Morgan Stanley; RAS Securities LLC.



ELIZABETH KLEIN Chief Operating Officer
Previously Chief Financial Officer of four interconnected restaurant, deli and food service companies. Then COO/CFO for a transportation company with a subsidiary in PPE sales. Ms. Klein worked directly with Brian Weinstein at the inception of Synergy Health DPC LLC in previous 3 years, where she progressed to Operations Manager. Ms. Klein became Chief Operating Officer of Synergy Health Network Inc. in January 2022. Ms. Klein was Educated at Brandeis University.



JHOLET TABUENA Chief Strategy Officer
Chief Strategy Officer. Utilizing her Filipino-American lineage, Ms. Tabuena applies her language skills and cultural skills directing our Filipino assets. Ms. Tabuena has 22 years of experience successful business achievements including building a chain of 13 stores in Chicago on Michigan Avenue where she ran sales, marketing and operations. She has refined her skills working with different marketing and advertising agencies, focusing on strategic development. Jholet has a degree in Communication and Master's in marketing.

(E) Employees

The company currently has 7 full-time employees and 1 consultant. The company may hire or dischargeemployees in the future to meet its objectives.

(F) Risk Factors

A crowdfunding investment involves risk. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering,including the merits and risks involved. Please review the Educational Materials for risks that are common tomany of the companies on the Rialto Markets LLC platform.

You might lose your money. When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Synergy Health Network, Inc to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, includingmany beyond our control.

Competition. The market in which we operate is highly competitive and could become increasingly competitive with newentrants in the market. Synergy Health Network, Inc competes with many other businesses, both large and small, based on software, brand, price, and customer experience. Changes in customer preference away from Synergy Health Network, Inc corebusiness or the inability to compete successfully against the with other competitors could negatively affect Synergy Health Network's financials.

Reliance on Management. As a securities holder, you will not be able to participate in Synergy Health Network, Inc's management or vote on and/or influence any managerial decisions regarding Synergy Health Network, Inc. Furthermore, if the founders or other key personnel of Synergy Health Network, Inc were to leave Synergy Health Network, Inc or become unable to work, Synergy Health Network, Inc (and your investment) could suffersubstantially.

The Company might need more capital. Synergy Health Network, Inc may need more capital in the future to fund/expand operations, buy property and equipment, hirenew team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not averse to your interests as an investor. If Synergy Health Network is unable to obtain additionalfunding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in economic conditions could hurt synergy health network, Inc. Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Synergy Health Network, Inc's financial performance or ability to continue to operate. In the event Synergy Health Network, Inc ceases operations due to the foregoing factors, it cannot guarantee that it will be able to resume operationsor generate revenue in the future.

Incomplete offering information. Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Future investors might have superior rights. If Synergy Health Network, Inc. needs more capital in the future and takes on additional debt or other sources of financing, thenew investors might have rights superior to yours. For example, they might have the right to be paid beforeyou are, to receive larger distributions, to have a greater voice in management, or otherwise.

National Securities Exchanges. Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. We are not subject to those same rules.

ADDITIONAL RISK FACTORS

The Commission requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to Our Business

The company may not generate sufficient revenues to achieve profitability. The company may incur significant losses in the future for a number of reasons, including slowing demand for its products and increasing competition, the company may encounter unforeseen expenses, difficulties, complications and delays, and other unknown factors to expand the business. Accordingly, the company may not be able to achieve or maintain profitability and may incur significant losses in the future.

If we fail to acquire and retain new customers, or fail to do so in a cost-effective manner, we may be unable to increase net revenues, improve margins and achieve profitability.

Our success depends on our ability to acquire and retain new customers and to do so in a cost-effective manner. We must continue to acquire customers in order to increase net revenues, improve margins, and achieve profitability. In order to expand our customer base, we must appeal to, and acquire, customers who have historically purchased their wine from other retailers such as traditional brick and mortar retailers and the websites of our competitors. We have made significant investments related to customer acquisition and expect to continue to spend significant amounts to acquire additional customers. We cannot assure you that the net revenues from the new customers we acquire will ultimately exceed the cost of acquiring those customers. If we fail to deliver a quality shopping experience, or if consumers do not perceive the products and services we offer to be of high value and quality, we may be unable to acquire or retain customers. If we are unable to acquire or retain customers who purchase products in volumes sufficient to grow our business, we may be unable to generate the scale necessary to achieve operational efficiency. Consequently, our prices may increase, or may not decrease to levels sufficient to generate customer interest, our net revenues may decrease, and our margins and profitability may decline or not improve. As a result, our business, financial condition, and results of operations may be materially and adversely affected.

We believe that many of our new customers originate from word-of-mouth and other non-paid referrals from our customers. Therefore, we must ensure that our customers remain loyal to us in order to continue receiving those referrals. If our efforts to satisfy our customers are not successful, we may be unable to acquire new customers in sufficient numbers to continue to grow our business, and we may be required to incur significantly higher marketing expenses in order to acquire new customers.

We also use paid and non-paid advertising. Our paid advertising includes search engine marketing, direct mail, display, television, podcasts, radio and magazine advertising, paid social media and product placement. Our non-paid advertising efforts include search engine optimization, non-paid social media and e-mail marketing. We drive a significant amount of traffic to our website via search engines and, therefore, rely on search engines. Search engines frequently update and change the logic that determines the placement and display of results of a user's search, such that the purchased or algorithmic placement of links to our website can be negatively affected. Moreover, a search engine could, for competitive or other purposes, alter its search algorithms or results, causing our website to place lower in search query results. A major search engine could change its algorithms in a manner that negatively affects our paid or non-paid search ranking and competitive dynamics could impact the effectiveness of search engine marketing or search engine optimization. We also drive a significant amount of traffic to our website via social networking or other e-commerce channels used by our current and prospective customers. As social networking and e-commerce channels continue to rapidly evolve, we may be unable to develop or maintain a presence within these channels. If we are unable to cost-effectively drive traffic to our website, our ability to acquire new customers and our financial condition would be materially and adversely affected. Additionally, if we fail to increase our net revenues per active customer, generate repeat purchases or maintain high levels of customer engagement, our business, financial condition, and results of operations could be materially and adversely affected.

We rely on other third parties, including transport carriers, to provide services essential to the success of our business.

It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. As a result, the value of an investment in the company could be adversely impacted by our reliance on third parties and their performance.

Delivery of the products we sell to our customers could also be affected or interrupted by the merger, acquisition, insolvency, or government shutdown of the carriers we engage to make deliveries. If the products we sell are not delivered in proper condition or on a timely basis, our business and reputation could suffer.

The company faces significant competition, which could adversely affect profitability.

The telemedicine market is becoming highly competitive with the launch of various platforms and the entry of new players into the market ranging from startup companies to established businesses such as Amazon which developed a telehealth service called Amazon Care.

As a result of this intense competition among direct-to- upward pressure on selling, promotional and technology expenses. In addition, the telemedicine industry is experienced consolidation. Many competitors have greater financial, technical, marketing and public relations resources. Our sales may be harmed to the extent we are not able to compete successfully against such online. We cannot assure you that in the future the company will be able to successfully compete with current competitors or that it will not face greater competition from other online telemedicine entities.

The success of our business relies heavily on, reputation, and technology.

It is important that we maintain and increase the image and reputation of our existing brands and products. Concerns about product quality, even when unsubstantiated, could be harmful to our image and reputation of our brands and products. While we have quality control programs in place, in the event we experienced an issue with product quality, we may experience recalls, chargebacks or liability in addition to business disruption which could further negatively impact brand image and reputation and negatively affect our sales. We also could be exposed to lawsuits relating to product liability or marketing or sales practices. Deterioration to our brand equity may be difficult to combat or reverse and could have a material effect on our business and financial results.

In addition, in recent years, there has been a marked increase in the use of social media platforms and other forms of Internet-based communications that provide individuals with access to broad audiences, and the availability of information on social media platforms is virtually immediate, as can be its impact. Many social media platforms immediately publish the content their participants post, often without filters or checks on accuracy of the content posted. Furthermore, other Internet-based or traditional media outlets may in turn reference or republish such social media content to an even broader audience. Information concerning us, regardless of its accuracy, may be posted on such platforms at any time. Information posted may be averse to our interests or may be inaccurate, each of which may materially harm our brand, reputation, performance, prospects and business, and such harm may be immediate, and we may have little or no opportunity to respond or to seek redress or a correction.

The value of our brand also depends on effective customer support to provide a high-quality customer experience, which requires significant personnel expense. If not managed properly, this expense could impact our profitability. Failure to manage or train our customer support representatives properly could compromise our ability to handle customer complaints effectively.

Changes in consumer spending could have a negative impact on our financial condition and business results.

Since the Company does not provide emergency room-based care, our sales depend upon a number of factors related to the level of consumer spending, including the general state of the economy, federal and state income tax rates, deductibility of business expenses under federal and state tax laws, and consumer confidence in future economic conditions. Changes in consumer spending in these and other areas can affect both the quantity and the price of wines that customers are willing to purchase online, at restaurants or through retail outlets.

Reduced consumer confidence and spending may result in reduced demand for our products, limitations on our ability to increase prices and increased levels of selling and promotional expenses. This, in turn, may have a considerable negative impact upon sales and gross margins.

Adverse public opinion about telemedicine may harm our business.

While a number of research studies suggest that people are frustrated with their doctors' ability to deliver acceptable health care in a timely fashion, other studies conclude or suggest that the cost of non-insurance recognition of our services and products will force customers to stay where they are.

In recent years, activist groups have used advertising and other methods to inform the public about the societal harms associated with the conventional drugs treating COVID-19 and its variants. These groups have also sought, and continue to seek, legislation to reduce the availability of such recognized drugs and protocols, to increase the penalties associated with their use. These efforts could cause harm our business by reducing sales and increasing expenses.

If we do not comply with the specialized regulations and laws that regulate the telemedicine industry, our business could be materially adversely affected.

Our industry is regulated extensively by federal agencies, as well as state and local regulatory authorities. Regulated areas include production, importation, product labeling, taxes, marketing, pricing, delivery, ownership restrictions, prohibitions on sales to minors, and relationships among, wholesalers and retailers. We cannot assure you that we will always be in full compliance with all applicable regulations or laws, that we will be able to comply with any future regulations and laws, that we will not incur material costs or liabilities in connection with compliance with applicable regulatory and legal requirements, or that such regulations and laws will not materially adversely affect our wine business. We rely on various internal and external personnel with relevant experience complying with applicable regulatory and legal requirements, and the loss of personnel with such expertise could adversely affect our wine business.

Licenses issued by state and federal regulatory agencies we have state and federal licenses for the sale of our services and products and must remain in compliance with state and federal laws in order to keep our licenses in good standing. Compliance failures can result in fines, license suspension or license revocation. In some cases, compliance failures can also result in cease-and-desist orders, injunctive proceedings or other criminal or civil penalties. If our licenses do not remain in good standing, our business could be materially adversely affected.

Our business relies substantially on state laws that authorize the sales of our services and products by out-of-state producers directly to in-state consumers. Those laws are relatively new in many states, and it is common for the laws to be modified or regulators to change prior interpretations of governing licensing requirements. While most states permit direct-to-consumer shipping, some states on occasion have proposed legislation that would prevent the company from selling directly to consumers. This proposed legislation, or other new regulations, requirements, or taxes, could harm our business and operating results. Future legal or regulatory challenges to the telemedicine industry could also harm our business and impact our operating results.

Changes to our distribution network could hurt our financial performance.

We sell products such as medical device hardware, nutraceuticals and non-prescription health and homeopathic products for resale addressing a wide spectrum of health issues if sales that constitute a majority of profit density were to become undeliverable or suffer from distribution collapse then this would severely diminish the health of our company. Procuring another distributor or manufacturer faces regulatory friction. The laws and regulations of several states prohibit changes of distributors, except under certain limited circumstances, making it difficult to terminate a distributor without reasonable cause, as defined by applicable statutes. The resulting difficulty or inability to replace distributors, poor performance of our major distributors could have a material adverse effect on our business, financial condition and results of operations.

Natural disasters, including earthquakes or fires, could destroy the facilities we use or our inventory.

Any intervening catastrophes, such as an earthquake or fire, that result in the destruction of all or a portion of our technology would result in a loss of investment in, and anticipated earnings and cash flows from. Such a loss would seriously harm our business and reduce sales and earnings.

We rely on our proprietary technology and data to forecast customer demand and to manage our supply chain, and any failure of this technology could materially adversely affect our business, financial condition and operating results.

We rely on our proprietary technology and data to forecast demand and predict our customers' orders, to optimize our in-bound and out-bound logistics for delivery. If this technology fails—we could experience shortages in key ingredients, the operational efficiency of our supply chain may suffer (including as a result of excess or shortage of fulfillment center capacity) or our customers may experience delays or failures in the delivery of our product offerings. Moreover, forecasts based on historical data, regardless of any historical patterns or the quality of the underlying data, are inherently uncertain, and unforeseen changes in consumer tastes or external events could result in material inaccuracy of our forecasts, which could result in disruptions in our business and our incurrence of significant costs and waste. Furthermore, any interruptions or delays in our ability to use or access our proprietary technology could lead to interruptions or delays in our supply chain. The occurrence of any of the foregoing risks could materially adversely affect our business, financial condition and operating results.

Our business is subject to data security risks, including security breaches.

We, or our third-party vendors on our behalf, collect, process, store and transmit substantial amounts of information, including information about our customers. We take steps to protect the security and integrity of the information we collect, process, store or transmit, but there is no guarantee that inadvertent or unauthorized use or disclosure will not occur or that third parties will not gain unauthorized access to this information despite such efforts. Security breaches, computer malware, computer hacking attacks and other compromises of information security measures have become more prevalent in the business world and may occur on our systems or those of our vendors in the future. Large Internet companies and websites have from time to time disclosed sophisticated and targeted attacks on portions of their websites, and an increasing number have reported such attacks resulting in breaches of their information security. We and our third-party vendors are at risk of suffering from similar attacks and breaches. Although we take steps to maintain confidential and proprietary information on our information systems, these measures and technology may not adequately prevent security breaches and we rely on our third-party vendors to take appropriate measures to protect the security and integrity of the information on those information systems. Because techniques used to obtain unauthorized access to or to sabotage information systems change frequently and may not be known until launched against us, we may be unable to anticipate or prevent these attacks. In addition, a party who is able to illicitly obtain a customer's identification and password credentials may be able to access the customer's account and certain account data.

Any actual or suspected security breach or other compromise of our security measures or those of our third party vendors, whether as a result of hacking efforts, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering or otherwise, could harm our reputation and business, damage our brand and make it harder to retain existing customers or acquire new ones, require us to expend significant capital and other resources to address the breach, and result in a violation of applicable laws, regulations or other legal obligations. Our insurance policies may not be adequate to reimburse us for direct losses caused by any such security breach or indirect losses due to resulting customer attrition.

We rely on email and other messaging services to connect with our existing and potential customers. Our customers may be targeted by parties using fraudulent spoofing and phishing emails to misappropriate passwords, payment information or other personal information or to introduce viruses through Trojan horse programs or otherwise through our customers' computers, smartphones, tablets or other devices. Despite our efforts to mitigate the effectiveness of such malicious email campaigns through product improvements, spoofing and phishing may damage our brand and increase our costs. Any of these events or circumstances could materially adversely affect our business, financial condition and operating results.

We are subject to risks associated with payments to us from our customers and other third parties, including risks associated with fraud.

Nearly all of our customers' payments are made by credit card or debit card. We currently rely exclusively on one third party vendor to provide payment processing services, including the processing of payments from credit cards and debit cards, and our business would be disrupted if this vendor becomes unwilling or unable to provide these services to us and we are unable to find a suitable replacement on a timely basis. We are also subject to payment brand operating rules, payment card industry data security standards and certification requirements, which could change or be reinterpreted to make it more difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from customers, which would make our services less convenient and attractive to our customers and likely result in a substantial reduction in revenue. We may also incur losses as a result of claims that the customer did not authorize given purchases, fraud, erroneous transmissions and customers who have closed bank accounts or have insufficient funds in their accounts to satisfy payments owed to us.

We are subject to, or voluntarily comply with, a number of other laws and regulations relating to the payments we accept from our customers and third parties, including with respect to money laundering, money transfers, privacy, and information security, and electronic fund transfers. These laws and regulations could change or be reinterpreted to make it difficult or impossible for us to comply. If we were found to be in violation of any of these applicable laws or regulations, we could be subject to civil or criminal penalties and higher transaction fees or lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers or facilitate other types of online payments, which may make our services less convenient and less attractive to our customers and diminish the customer experience.

Disruptions in our data and information systems could harm our reputation and our ability to run our business.

We rely extensively on data and information systems for our supply chain, order processing, fulfillment operations, financial reporting, human resources and various other operations, processes and transactions. Furthermore, a significant portion of the communications between, and storage of personal data of, our personnel, customers and suppliers depend on information technology. Our data and information systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches (including breaches of our transaction processing or other systems that could result in the compromise of confidential customer data), catastrophic events, data breaches and usage errors by our employees or third-party service providers. Our data and information technology systems may also fail to perform as we anticipate, and we may encounter difficulties in adapting these systems to changing technologies or expanding them to meet the future needs of our business. If our systems are breached, damaged or cease to function properly, we may have to make significant investments to fix or replace them, suffer interruptions in our operations, incur liability to our customers and others or face costly litigation, and our reputation with our customers may be harmed. We also rely on third parties for a majority of our data and information systems, including for third party hosting and payment processing. If these facilities fail, or if they suffer a security breach or interruption or degradation of service, a significant amount of our data could be lost or compromised and our ability to operate our business and deliver our product offerings could be materially impaired. In addition, various third parties, such as our suppliers and payment processors, also rely heavily on information technology systems, and any failure of these systems could also cause loss of sales, transactional or other data and significant interruptions to our business. Any material interruption in the data and information technology systems we rely on, including the data or information technology systems of third parties, could materially adversely affect our business, financial condition and operating results.

Our reliance on software-as-a-service ("SaaS") technologies from third parties may adversely affect our business and results of operations.

We rely on SaaS technologies from third parties in order to operate critical functions of our business, including financial management services, customer relationship management services, supply chain services and data storage services. If these services become unavailable due to extended outages or interruptions or because they are no longer available on commercially reasonable terms or prices, or for any other reason, our expenses could increase, our ability to manage our finances could be interrupted, our processes for managing sales of our offerings and supporting our customers could be impaired, our ability to communicate with our suppliers could be weakened and our ability to access or save data stored to the cloud may be impaired until equivalent services, if available, are identified, obtained and implemented, all of which could harm our business, financial condition, and results of operations.

We depend upon trademarks and proprietary rights. Any failure to protect intellectual property rights or against any claims that infringe upon the rights of others may adversely affect our competitive position and brand equity.

Our future success depends significantly on our ability to protect our current and future brands and products, and to defend our intellectual property rights. We have been granted numerous trademark registrations covering our brands and products and have filed, and expect to continue to file, trademark applications seeking to protect newly developed brands and products. We cannot assure you that trademark registrations will be issued with respect to any of the trademark applications. There is also a risk that, by the company's omission, if the company fails to timely renew or protect a trademark, the trademark could be lost. Additionally, competitors could challenge, invalidate or circumvent existing or future trademarks issued to, or licensed by, the company.

Risks Related to the Offering and Ownership of Our Securities

The company is controlled by its founder, Brian Weinstein.

Brian Weinstein, the Company's founder, currently hold a significant portion of the company's common stock, which gives him, control over voting for the company's board of directors and for certain stockholder actions. At the conclusion of this offering, he will continue to hold a significant portion of the company's voting rights. Therefore, investors in this offering will not have the ability to impact elections of directors or matters presented to a vote of stockholders. See "Securities Being Offered."

The subscription agreement and the other investor agreements have forum selection provisions that require disputes be resolved in state or federal courts in the State of Florida, regardless of convenience or cost to you, the investor.

In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement and other investor agreements in state or federal courts located in the State of Florida, for the purpose of any suit, action or other proceeding arising out of or based upon any of the agreements. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provisions apply to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such provisions in this context. You will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. These forum selection provisions may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find these provisions inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription and investor agreements, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this offering will be bound by the subscription agreement, the voting agreement, the investors' rights agreement and a right of first refusal and co-sale agreement, each of which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreements, including any claims made under the federal securities laws. By signing these agreements, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Florida, which governs the agreements, by a federal or state court in the State of Florida. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement, the voting agreement, the investors' rights agreement and the right of first refusal and co-sale agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement, the voting agreement, the investors' rights agreement and the right of first refusal and co-sale agreement.

If you bring a claim against the company in connection with matters arising under any of the agreements, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under any of the agreements, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the relevant jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of any of the agreements with a jury trial. No condition, stipulation or provision of the subscription agreement, the voting agreement, the investors' rights agreement or the right of first refusal and co-sale agreement serves as a waiver by any holder of the company's securities or by the company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the voting agreement, the investors' rights agreement, the right of first refusal and co-sale agreement and the subscription agreement.

There is no current market for any of our shares of stock.

There is no formal marketplace for the resale of the Common Stock and the company currently has no plans to list any of its shares on any over-the-counter (OTC), or similar, exchange. Investors should assume that they may not be able to liquidate their investment for some time or be able to pledge their shares as collateral.

DILUTION

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low value because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

The following table demonstrates the price that new investors are paying for their shares with the effective cash price paid by existing stockholders, this method gives investors a better picture of what they will pay for their investment compared to the company's insiders than just including such transactions for the last 12 months, which is what the Commission requires.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another Regulation A offering, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

· In June 2018 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

· In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

· In June 2019 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the number of convertible notes that the company has issued (and may issue in the future and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$10,150
Deadline	December 31, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	No
What is the maximum you will accept in this Offering?	$1,068,998
If yes, how will the Company deal with the over subscriptions?	NA

(I) Use of Funds

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)	Percentage (%)
Operations & Fulfillment	$0	$557,614	52.0%
Marketing	$0	$384,840	36.0%
Fixed Expenses	$0	$66,544	6.2%
Escrow and Transfer agents	$5,150	$35,000	3.5%
Legal Fees	$5,000	$25,000	2.3%
Total of allocated use of funds	$10,150	$1,068,998	100%
TOTAL amount of capital raised	$10,150	$1,068,998	100%

The Company plans to use the proceeds of this offering for order processing, fulfilment streamlining, digital infrastructure improvements and to drive data analytics enterprise wide. In addition, the Company plans to integrate marketing efforts in the following manner to drive sales revenue:

a. Expansion of cross training personnel for all our products consultative and medical appliances
b. Obtain cost efficiencies in present supply chains
c. Expand the Erectile Dysfunction product offerings
d. Psychiatric consultations and treatments
e. Nutrition and nutraceutical
f. Partnering with businesses to provide our Direct Patient Care to their employees.

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) Investment Process

To Invest
- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount, and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT
Send an email to onboarding@rialtomarkets.com no later than 48 hours before the Offering Deadline or go to the dashboard for you user account to cancel manually. In your email, include your name and the name of the Company.

Other information on the Investment Process
- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline
- Rialto Markets will notify investors when and if the Target Offering Amount has been raised
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period beforethe Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Rialto Markets education section.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment.

IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities

(L) <u>SECURITIES BEING OFFERED</u>

1. **Price of Securities**


Offering Total: $1,068,998
Up to a Maximum of 368,620 Common Shares
A Maximum Offering Price of $2.90 per Share
Maximum Offering of $1,068,998


We are offering up to $1,068,998 total of Securities with a maximum of 368,620 shares of our Class A common stock, par value per share $0.01 ("Common Stock"), at an offering price of $2.90 per share (the "Offered Shares"). The minimum purchase requirement per investor is 100 offered shares ($290); however, we can waive the minimum purchase requirement on a case-by-case basis in our sole discretion.

2. **Terms of Securities**

Overview

The Company is offering "securities" in the form of Class A common stock. Each of the above listed securities entitles the holder to one vote at our company's shareholder meetings. These securities will have voting rights.

Summary of Terms:

Type of Security	Class A common stock
Minimum Investment	$290
Maximum Investment	$1,068,998

Discount	NA
Duration	Equity financing round equal or greater than $1M

(M) Funding Portal

The Company is offering its securities through Rialto Markets LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. Rialto Markets LLC Central Index Key (CIK) number is 1670539, their SEC File number is 008-69756, and their Central Registration Depository(CRD) number is 283477

(N) Compensation of the Funding Portal

Rialto Markets LLC will be paid $10,000 plus 3% of funds raised in cash and 1% in equity of common shares, upon the successful completion of the offering. Rialto Markets LLC does not receive compensation if the offering does not raise enough funding.Rialto Markets LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for Ignite Social Impact to acquire an interest

(O)Indebtedness of the Company

Total Assets:	Most recent fiscal year-end: $ 2,051,318	Prior fiscal year-end: $1,000
Cash & Cash Equivalents:	Most recent fiscal year-end: $ 883,876	Prior fiscal year-end: $1,000
Accounts Receivable:	Most recent fiscal year-end: $ 75,442	Prior fiscal year-end: $0
Short-term Debt:	Most recent fiscal year-end: $ 58,097	Prior fiscal year-end: $0
Long-term Debt:	Most recent fiscal year-end: $ 0	Prior fiscal year-end: $0
Revenues/Sales	Most recent fiscal year-end: $ 4,261,093	Prior fiscal year-end: $ 23,550
Cost of Goods Sold:	Most recent fiscal year-end: $ 1,155,482	Prior fiscal year-end: $0
Taxes Paid:	Most recent fiscal year-end: $ 2,581	Prior fiscal year-end: $0
Net Income:	Most recent fiscal year-end: $ 2,321,957	Prior fiscal year-end: $0

(P) Other Offerings of Securities within the Last Three Years

None

(Q) Transactions Between the Company and "Insiders"

The Company has not entered any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering

(R)Company's Financial Condition

Year ended December 31, 2021

Net Sales	$ 4,261,093
Net Income	$ 2,321,957
Total assets	$ 2,149,456
Total liabilities	$ 58,097

Please see **Appendix A** for reviewed financial statements of the last two years (2021 and 2020).

(S) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(T) Updates on the Progress of the Offering

To track the investment commitments we received in this Offering, click here to see the progress.

(U) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It is possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(V) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(W) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions. The issuer plans to offer a 1-year membership to either one of our Covid Care Plans or our Men's Health Plans to investors who invest at or above a $50,000 block from the closing of the crowdfunding round.

APPENDICES

Appendix A   Financial Statements

Appendix B   Form of Subscription Agreement

Appendix C   Additional Documents

APPENDIX A
FINANCIAL STATEMENTS & NOTES TO FINANCIAL STATEMENTS
for Year ended December 31, 2021, and two months ended December 31, 2020



MEGALE
CPA, PLLC

1000 Woodbury Road Ste. 212
Woodbury, NY 11797
Tel: (516) 796-0900
Fax: (516) 796-7114
WWW.TJMCPAS.COM

SYNERGY HEALTH NETWORK
LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2021 AND TWO MONTHS ENDED DECEMBER 31, 2020

CERTIFIED PUBLIC ACCOUNTANTS

Table of Contents
Year ended December 31, 2021 and two months ended December 31, 2020

Contents

See independent accountant's review report and notes to the financial statements

See independent accountant's review report and notes to the financial statements

See independent accountant's review report and notes to the financial statements



1000 Woodbury Road Ste. 212
Woodbury, NY 11797
tel: (516) 796-0900
Fax: (516) 796-7114
www.tjmcpas.com

Synergy Health Network, LLC

Independent Accountant's Review Report

To the Member of
Synergy Health Network, LLC
Skokie, Illinois

We have reviewed the accompanying financial statements of Synergy Health Network, LLC (an S corporation), which comprises the balance sheets as of December 31, 2021 and 2020, and the related statements of income, and members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

TJ Megale CPA, PLLC.
Woodbury NY, 11797
February 4, 2022

Balance Sheets
Year ended December 31, 2021 and two months ended December 31, 2020

	2021	2020
Assets		
Current assets		
Cash	$ 883,876	$ 1,000
Accounts receivable	75,442	-
Inventories	-	-
Loan to shareholder	1,082,000	-
Prepaid expenses and other current assets	10,000	-
Total current assets	2,051,318	1,000
Property and equipment, net	98,138	-
Other assets		
Note receivable	-	-
Goodwill, net of amortization	-	-
Total other assets	-	-
Total assets	$ 2,149,456	$ 1,000
Liabilities and Member's Equity		
Current liabilities		
Accounts payable and accrued expenses	$ 58,097	$ -
Current portion of long-term debt	-	-
Current portion of capital lease payable	-	-
Total current liabilities	58,097	-
Long-term liabilities		
Long-term debt, net of current portion and unamortized debt issuance costs	-	-
Capital lease payable, net of short-term portion	-	-
Total long-term liabilities	-	-
Total liabilities	58,097	-
Member's equity	2,091,359	1,000
Total liabilities and member's equity	$ 2,149,456	$ 1,000

See independent accountant's review report and notes to the financial statements

Statements of Income
Year ended December 31, 2021 and two months ended December 31, 2020

	2021	2020
Net Sales	$ 4,261,093	$ 23,550
Cost of Goods Sold		
Cost of goods sold	1,033,417	-
Credit card processing fees	122,065	-
Total Cost of Goods Sold	1,155,482	-
Gross Profit	3,105,611	23,550
Operating Expenses		
Selling Expenses		
Advertising	35,526	-
Automobile	2,065	-
Capital raise costs	4,625	-
Contractors	416,401	23,550
Depreciation	1,664	-
Dues & subscriptions	1,477	-
Employee benefits	18,692	-
Legal & professional services	81,900	-
Meals & entertainment	3,787	-
Payroll taxes	21,030	-
Pension Expense	24,496	-
Salaries & wages	92,184	-
Taxes & licenses	2,581	-
Travel	1,455	-
Website	487	-
Total Selling Expenses	708,370	23,550
General & Administrative Expenses		
Bank charges	45	-
Charitable contributions	10,340	-
Crowd funding platform	10,000	-
Insurance	3,087	-
Office supplies	41,729	-
Payroll processing fees	1,020	-
Rent & lease	304	-
Telecom expense	8,072	-
Utilities	538	-
Total General & Administrative Expenses	75,135	-
Total Operating Expenses	783,505	23,550
Income from Operations	2,322,106	-
Other (Income) Expenses		
Interest expense	149	-
Total Other (Income) Expenses	149	-
Net Income	$ 2,321,957	$ -

Statements of Members' Equity
Year ended December 31, 2021 and two months ended December 31, 2020

See independent accountant's review report and notes to the financial statements

	Member's Equity
Balance - December 31, 2019	$ -
Contributions	1,000
Distributions	-
Net income (loss)	-
Balance - December 31, 2020	1,000
Contributions	-
Distributions	(231,597)
Net income (loss)	2,321,956
Balance - December 31, 2021	$ 2,091,359

See independent accountant's review report and notes to the financial statements

Statements of Cash Flows
Year ended December 31, 2021 and two months ended December 31, 2020

	2021	2020
Cash Flows from Operating Activities		
Net income	$ 2,321,957	$ -
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Accounts receivable and prepaid expenses	(85,442)	-
Accounts payable and accrued expenses	58,095	-
Loan to shareholder	(1,082,000)	
Customer deposits	-	-
Total adjustments	(1,109,347)	-
Net cash provided by operating activities	1,212,610	-
Cash flows from investing activities		
Purchase of property and equipment	(98,137)	-
Goodwill	-	-
Development costs	-	-
Net cash provided (used) by investing activities	(98,137)	-
Cash flows from financing activities		
Payments of long-term debt	-	-
Proceeds from long-term debt	-	-
Payments of capital lease	-	-
Proceeds from (repayments to) line of credit, net	-	-
Deferred financing costs	-	-
Distributions to shareholder	(231,597)	1,000
Net cash provided by financing activities	(231,597)	1,000
Net increase in cash	882,876	1,000
Cash - Beginning of year	1,000	-
Cash - End of year	$ 883,876	$ 1,000

See independent accountant's review report and notes to the financial statements

Notes to Financial Statements
Year ended December 31, 2021 and two months ended December 31, 2020

Note 1 - Organization, Nature of Business and Principles of Combination

Synergy Health Network LLC ("Synergy"), was formed in November of 2020 as an Illinois single member LLC. Effective January 1, 2021, the Company made an election to be treated as an S Corporation. The Company currently provides medical consultations via medical professionals and sells associated medical devices and delivery systems for patient care. The Company also sells nutraceuticals addressing a gambit of conditions including but to limited to inflammation, pain relief and general wellness. Consultations and medical sales are conducted by telephone, internet and televisit internet.

Effective January 1, 2022, Synergy Health Network LLC will be converting from a Limited Liability Company, treated as an S corporation for US tax purposes, to a C Corporation for US tax purposes. The purpose of this conversion is to facilitate external financing, including through a contemplated crowdfunding offering.

Note 2 - Summary of Significant Accounting Policies

Uninsured Cash Balances
The Company maintains cash balances at a bank in the Illinois. Cash accounts at the bank are insured by the Federal Deposit Insurance Corporation subject to certain limits. At times, such cash balances may be in excess of the insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on its cash.

Accounts Receivable
Accounts receivable are recorded at net realizable value consisting of the carrying amount less the allowance for uncollectible accounts. Accounts are considered past due once the unpaid balance is 90 days or more outstanding, unless payment terms are extended by contract. When an account balance is past due and attempts have been made to collect the receivable through legal or other means, the amount is considered uncollectible and is written off against the allowance balance. Management has determined that no allowance is required at December 31, 2021 and 2020. The Company's policy is not to charge interest on past due customer account balances.

Property and Equipment and Depreciation Methods
Property and equipment are recorded at cost. Major additions and improvements are capitalized while replacements, maintenance, and repairs, which do not improve or extend the lives of the respective assets, are expensed as incurred. Depreciation is computed principally using straight-line methods over the estimated useful lives of the assets. The estimated useful lives are 40 years for the building, 15 years for leasehold improvements, and range from 3 to 5 years for computer software and equipment.

Advertising
Advertising costs are expensed as incurred. Advertising expenses, net of reimbursements, were $35,526 and $0 for the years ended December 31, 2021 and 2020, respectively.

Income Taxes
Effective November 5, 2020, Synergy, with the consent of its member, elected under the Internal Revenue Code to be taxed as an S corporation for federal income tax purposes. The state of Illinois follows the Federal election and therefore the Company is treated as an S corporation for state income tax purposes as well. Under these provisions, Synergy does not pay federal or Illinois state income taxes on its taxable income. Effective January 1, 2022, the Company will elect to be treated as a C Corporation for US tax purposes. The purpose of this conversion is to facilitate external financing, including through a contemplated crowdfunding offering.

The Financial Accounting Standards Board ("FASB") has issued guidance regarding how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The guidance requires the

Note 2 - Summary of Significant Accounting Policies (continued)

evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more-likely-than-not of being sustained upon examination by the applicable tax authority, based on the technical merits of the tax position; and then recognizing the tax benefit that is more-

likely-than-not to be realized. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current reporting period. Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2021, no uncertain positions are taken or are expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

The Company's policy is to record interest expense and penalties pertaining to income taxes in other expenses. For the years ended December 31, 2021and 2020, there were no interest and penalties expenses recorded and no accrued interest and penalties.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates. The significant estimates of the Company are accounts receivable and inventory reserves and useful and economic lives of property and equipment.

Revenue Recognition
Sales are recorded when products are shipped to customers. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded.

Concentrations of Credit Risk
Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers comprising the Company's customer base in various industries, and their dispersion across many different geographical regions. The Company routinely assesses the financial strength of their customers and, therefore, believes that its trade accounts receivable credit risk exposure is limited. Generally, the Company does not require collateral or other security to support customer receivables.

Fair Value of Financial Instruments
The Company's financial instruments include cash, accounts receivable, note receivable - shareholder, accounts payable, line of credit-bank and long-term debt. The recorded values of cash, accounts receivable, accounts payable and line of credit - bank approximates carrying values due to their short-term duration. The recorded values of note receivable - shareholder and long-term debt approximate their fair values, as interest rates and other terms approximate market rates and terms.

Impairment of Long-Lived Assets
The Company evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may warrant revision or that the remaining balance of an asset may not be recoverable. The measurement of possible impairment is based on the ability to recover the balance of assets from expected future operating cash flows on an undiscounted basis. Impairment losses, if any, would be determined based on fair value, using the present value of the cash flows using discount rates that reflect the inherent risk of the underlying business. No impairment was required to be recognized for the year ended December 31, 2021 and two months ended December 31, 2020.

Notes to Financial Statements
Year ended December 31, 2021 and two months ended December 31, 2020

Note 2 - Summary of Significant Accounting Policies (continued)

Subsequent Events
Management has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through January 31, 2022.

Note 3 - Property and Equipment

Property and equipment consist of the following as of December 31:

	2021	2020
Equipment & tools	$ 15,548	$ -
Vehicles	84,254	-
Total property, plant & equipment	99,802	-
Less: accumulated depreciation	(1,664)	-
Property, plant & equipment, Net	$ 98,138	$ -

Depreciation expense was $1,664 and zero for the years ended December 31, 2021 and 2020, respectively.

Note 4 - Major Customers and Vendors

The Company did not have one customer that accounted for a significant percentage of the Company's net sales for the years ended December 31, 2021 and 2020, respectively.

The Company has one vendor that accounted for approximately 35% and 0% of the Company's purchases for the years ended December 31, 2021 and 2020, respectively.